

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2020

David Leeb
Chief Legal Officer & Corporate Secretary
Box, Inc.
900 Jefferson Ave.
Redwood City, California 94063

      Re: Box, Inc.
          Form 10-K for the Fiscal Year Ended January 31, 2020
          File No. 001-36805

Dear Mr. Leeb:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Technology